Exhibit (a)(1)(L)

FOR IMMEDIATE RELEASE

Contact:

Winnie Lerner / Tom Johnson

Abernathy MacGregor Group

212/371-5999

TRACINDA WITHDRAWS TENDER OFFER FOR 16% OF TESORO CORP. SHARES FOLLOWING ADOPTION OF RIGHTS PLAN

LOS ANGELES, CA — November 27, 2007 — Tracinda Corporation announced today that after careful consideration, it is withdrawing, effective immediately, its cash tender offer at $64.00 per share for up to 21,875,000 shares, or approximately 16 percent of the outstanding shares, of Tesoro Corporation (NYSE: TSO) common stock.

While Tracinda had been encouraged by management’s execution of Tesoro’s strategic plan and expression of interest to Tracinda in enhancing shareholder value, Tracinda is unwilling to become a substantial investor in a company in which the shareholders do not come first. The rights plan recently adopted by the Tesoro Board of Directors inhibits value for all Tesoro shareholders by, among other things, restricting the ability of shareholders to vote, sell or acquire Tesoro shares freely without fear of triggering the draconian provisions of the rights plan.

Tracinda, which has a history as an investor in public companies where it has enhanced value for all shareholders (e.g., MGM MIRAGE, Chrysler Corporation and Metro-Goldwyn-Mayer Inc.), noted that it had made clear to Tesoro’s management that it looked forward to cooperating with management to identify ways to enhance the value of the company for all shareholders and is disappointed that by adopting the rights plan Tesoro has elected to significantly impede the prospects for shareholder value creation.

The tender offer had been scheduled to expire at 11:59 p.m., New York City time, on December 6, 2007. Any shares tendered to Tracinda will be promptly returned.

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